Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Autohome Inc.

汽 車 之 家*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2518)

DATE OF BOARD MEETING AND

DATE OF PUBLICATION OF 2025 Q2 AND

INTERIM RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of Autohome Inc. (the “Company”) will hold a Board meeting on Thursday, July 31, 2025 (Hong Kong time) for the purposes of, among other things, approving the Company and its subsidiaries’ unaudited financial results and announcement for the three months and six months ended June 30, 2025 (the “Q2 and Interim Results”). The Company will announce the Q2 and Interim Results on Thursday, July 31, 2025 (Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at https://www.hkexnews.hk and the Company’s website at https://ir.autohome.com.cn, after the trading hours of The Stock Exchange of Hong Kong Limited and before the opening of the U.S. stock market.

The Company will host an earnings conference call at 8:00 p.m. on Thursday, July 31, 2025 (Hong Kong time) to discuss the Q2 and Interim Results and answer questions. Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link: https://register-conf.media-server.com/register/ BI8cf7e0ee3ea6428a9b2a6318555713d0

Please use the conference access information to join the call ten minutes before the call is scheduled to begin. Additionally, a live and archived webcast of the conference call will be available at https://ir.autohome.com.cn and a replay of the webcast will be available following the session.

By order of the Board Autohome Inc. Mr. Song Yang Director and Chief Executive Officer

Hong Kong, July 21, 2025

As at the date of this announcement, the Board comprises Mr. Quan Long, Mr. Song Yang, Ms. Keke Ding and Dr. Fan Lu as the directors, and Mr. Junling Liu, Mr. Tianruo Pu and Dr. Dazong Wang as the independent directors.

*	For identification purposes only